UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                                 Amendment No. 4

                               Quidel Corporation
                               ------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    74838J101
                                    ---------
                                 (CUSIP Number)

                                December 31, 2005
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------------             ----------------------------
CUSIP No.  74838J101                       13G      Page  2   of  8  Pages
---------------------------------------             ----------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Oracle Partners, L.P.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [X]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,713,328
     OWNED BY
       EACH              ------ ------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            1,713,328
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,713,328
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.2%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------------------------             ----------------------------
CUSIP No.  74838J101                       13G      Page  3   of  8  Pages
---------------------------------------             ----------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Oracle Assciates, LLC
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [X]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             2,280,328
     OWNED BY
       EACH              ------ ------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            2,280,328
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,280,328
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           6.9%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------------------------             ----------------------------
CUSIP No.  74838J101                       13G      Page  4   of  8  Pages
---------------------------------------             ----------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Larry N. Feinberg
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [X]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            65,000
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             3,206,175
     OWNED BY
       EACH              ------ ------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 65,000
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            3,206,175
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,271,175
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           9.9%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

This Amendment No. 4 to Schedule 13G (this "Amendment No. 4") is being filed with respect to the Common Stock of Quidel Corporation, a Delaware corporation, to amend the Amendment No. 3 to Schedule 13G filed on February 9, 2005 (the "Amendment No. 3"). Capitalized terms used but not defined herein have the meaning ascribed thereto in the Amendment No. 3.

Item 2(a):    Name of Person Filing:
---------     ---------------------

     Item 2(a) of the Amendment No. 3 is hereby amended by the deletion of the entirety of the text thereof and its replacement with the following:

     This statement is filed by :

     i) Oracle Partners, L.P., a Delaware limited partnership ("Oracle Partners"), with respect to shares of Common Stock directly owned by it;

     ii) Oracle Associates, LLC, a Delaware limited liability company ("Oracle Associates"), which serves as the general partner of Oracle Partners and certain other investment funds and/or managed accounts (the "Domestic Funds"), with respect to shares of Common Stock directly owned by the Domestic Funds; and

     iii) Mr. Larry N. Feinberg ("Mr. Feinberg"), who A) serves as the senior managing member of Oracle Associates, B) is the sole shareholder and president of Oracle Investment Management, Inc., a Delaware corporation, which serves as investment manager to and has investment discretion over the securities held by certain investment funds and/or managed accounts (the "Foreign Funds," and together with the Domestic Funds, the "Funds"), C) is the trustee of The Feinberg Family Foundation (the "Foundation"), and D) is the trustee of certain trusts (the "Trusts") with respect to shares of Common Stock directly owned by him (individually and as trustee of the Foundation and the Trusts) and by the Funds.

     Oracle Partners, Oracle Associates and Mr. Feinberg are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 4:  Ownership:
-------  ----------

     Item 4 of the Amendment No. 3 is hereby amended by the deletion of the entirety of the text thereof and its replacement with the following:

A.   Oracle Partners, L.P.
     ---------------------
     (a) Amount beneficially owned: 1,713,328
     (b) Percent of class: 5.2%. The percentages used herein and in the rest of this Amendment No. 4 are calculated based upon the 32,922,276 shares issued and outstanding as of October 20, 2005, as reflected in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005.
     (c) Number of shares as to which such person has:
         (i)   Sole power to vote or direct the vote: -0-
         (ii)  Shared power to vote or direct the vote: 1,713,328
         (iii) Sole power to dispose or direct the disposition: -0-
         (iv)  Shared power to dispose or direct the disposition: 1,713,328

B.   Oracle Associates, LLC
     ----------------------
     (a) Amount beneficially owned: 2,280,328
     (b) Percent of class: 6.9%.
     (c) Number of shares as to which such person has:
         (i)   Sole power to vote or direct the vote: -0-
         (ii)  Shared power to vote or direct the vote: 2,280,328
         (iii) Sole power to dispose or direct the disposition: -0-
         (iv)  Shared power to dispose or direct the disposition: 2,280,328

C.   Larry N. Feinberg
     -----------------
     (a) Amount beneficially owned: 3,271,175
     (b) Percent of class: 9.9%.
     (c) Number of shares as to which such person has:
         (i)   Sole power to vote or direct the vote: 65,000
         (ii)  Shared power to vote or direct the vote: 3,206,175
         (iii) Sole power to dispose or direct the disposition: 65,000
         (iv)  Shared power to dispose or direct the disposition: 3,206,175

Item 10:      Certification:
-------       --------------

     Each of the Reporting Persons hereby makes the following certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


              [THE REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK]

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 7, 2006



                                   Larry N. Feinberg


                                   ORACLE ASSOCIATES, LLC


                                   By:   /s/ Larry N. Feinberg
                                         ---------------------------------------
                                           Name:  Larry N. Feinberg
                                           Title: Senior Managing Member


                                   ORACLE PARTNERS, L.P.

                                   By: Oracle Associates, LLC,
                                       its General Partner


                                    By:   /s/ Larry N. Feinberg
                                         ---------------------------------------
                                           Name:  Larry N. Feinberg
                                           Title: Senior Managing Member






                               [SIGNATURE PAGE TO
                         AMENDMENT NO. 4 TO SCHEDULE 13G
                       WITH RESPECT TO QUIDEL CORPORATION]